AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

 - - - - - - - - - - -

- F - # -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("the Company") and its subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER & GABAY
Tel-Aviv, Israel	KOST FORER & GABBAY
January 28, 2003	A Member of Ernst & Young Global

- # -

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 50,086	$ 47,799
Short-term bank deposits	79,984	63,074
Trade receivables (net of allowance for doubtful accounts of $ 1,233 and $ 1,131 at December 31, 2001 and 2002, respectively)	3,437	4,443
Other accounts receivable and prepaid expenses	1,147	1,959
Inventories (Note 3)	6,536	4,677

Total current assets	141,190	121,952

LONG-TERM INVESTMENTS:
Investment in a company (Note 4)	450	599
Severance pay fund	1,772	2,496

Total long-term investments	2,222	3,095

PROPERTY AND EQUIPMENT, NET (Note 5)	5,004	5,067

Total assets	$ 148,416	$ 130,114

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 1,634	$ 2,402
Other accounts payable and accrued expenses (Note 6)	13,314	11,180

Total current liabilities	14,948	13,582

ACCRUED SEVERANCE PAY	2,213	2,848

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2001 and 2002; Issued - 40,745,588 as of December 31, 2001 and 41,167,387 as of December 31, 2002; Outstanding - 38,970,788 as of December 31, 2001 and 37,313,448 as of December 31, 2002	120	120
Additional paid-in capital	113,878	114,635
Treasury shares	(6,401)	(11,105)
Deferred stock compensation	(161)	-
Accumulated other comprehensive income	-	72
Retained earnings	23,819	9,962

Total shareholders' equity	131,255	113,684

Total liabilities and shareholders' equity	$ 148,416	$ 130,114

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2000	2001	2002

Revenues (Note 12)	$ 71,798	$ 35,734	$ 27,189
Cost of revenues	28,029	21,942	13,006

Gross profit	43,769	13,792	14,183

Operating expenses:
Research and development	10,588	13,807	13,022
Sales and marketing	11,204	13,852	14,288
General and administrative	2,917	5,044	3,353

Total operating expenses	24,709	32,703	30,663

Operating income (loss)	19,060	(18,911)	(16,480)
Other expenses (Note 4)	-	750	-
Financial income, net (Note 13)	8,057	6,388	2,623

Income (loss) before taxes on income	27,117	(13,273)	(13,857)
Taxes on income (Note 9)	438	-	-

Net income (loss)	$ 26,679	$ (13,273)	$ (13,857)

Basic net earnings (loss) per share (Note 14)	$ 0.68	$ (0.34)	$ (0.36)

Diluted net earnings (loss) per share (Note 14)	$ 0.62	$ (0.34)	$ (0.36)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

					Accumulated
		Additional		Deferred	other		Total	Total
	Ordinary	paid-in	Treasury	Stock	comprehensive	Retained	comprehensive	shareholders'
	shares	capital	shares	compensation	income	earnings	income (loss)	equity

Balance as of January 1, 2000	$ 58	$ 110,382	$ -	$ (528)	$ -	$ 10,413		$ 120,325
Stock split effected as a stock dividend (100%)	58	(58)	-	-	-	-		-
Issuance of shares upon exercise of options and warrants	2	2,523	-	-	-	-		2,525
Amortization of deferred stock compensation	-	-	-	191	-	-		191
Comprehensive income:
Net income	-	-	-	-	-	26,679	$ 26,679	26,679
Total comprehensive income							$ 26,679

Balance as of December 31, 2000	118	112,847	-	(337)	-	37,092		149,720
Purchase of Treasury shares	-	-	(6,401)	-	-	-		(6,401)
Issuance of shares upon exercise of options, warrants and stock purchase plan	2	844	-	-	-	-		846
Deferred stock compensation	-	187	-	(187)	-	-		-
Amortization of deferred stock compensation	-	-	-	363	-	-		363
Comprehensive loss:
Net loss	-	-	-	-	-	(13,273)	$ (13,273)	(13,273)
Total comprehensive loss							$ (13,273)
Balance as of December31, 2001	120	113,878	(6,401)	(161)	-	23,819		131,255

Purchase of Treasury shares	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options, warrants and stock purchase plan	(* -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss:
Unrealized gain of forward contracts	-	-	-	-	72	-	$ 72	72
Net loss	-	-	-	-	-	(13,857)	(13,857)	(13,857)
Total comprehensive loss							$ (13,785)
Balance as of December 31, 2002	$ 120	$ 114,635	$ (11,105)	$ -	$ 72	$ 9,962		$ 113,684

*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

-  #  -

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002

Cash flows from operating activities:

Net income (loss)	$ 26,679	$ (13,273)	$ (13,857)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	926	1,572	2,073
Impairment of investment in a company	-	750	-
Increase (decrease) in accrued severance pay, net	12	113	(89)
Amortization of deferred stock compensation	191	363	161
Decrease (increase) in accrued interest on short-term bank deposits	(1,421)	459	1,305
Decrease (increase) in trade receivables	(5,719)	8,145	(1,006)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,083)	583	(740)
Decrease (increase) in inventories	(7,149)	4,178	1,859
Increase (decrease) in trade payables	6,254	(6,289)	768
Increase (decrease) in other accounts payable and accrued expenses	8,571	(1,843)	(2,134)
Other	4	-	-

Net cash provided by (used in) operating activities	27,265	(5,242)	(11,660)

Cash flows from investing activities:

Investment in a company	(600)	(600)	(149)
Proceeds from sale of property and equipment	46	-	-
Purchase of property and equipment	(3,036)	(3,247)	(2,136)
Investment in short-term bank deposits	(77,125)	-	-
Proceeds from short-term bank deposits	-	55,155	15,605

Net cash provided by (used in) investing activities	(80,715)	51,308	13,320

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options, warrants and stock purchase plan	2,525	846	757
Purchase of treasury shares	-	(6,401)	(4,704)

Net cash provided by (used in) financing activities	2,525	(5,555)	(3,947)

Increase (decrease) in cash and cash equivalents	(50,925)	40,511	(2,287)
Cash and cash equivalents at the beginning of the year	60,500	9,575	50,086

Cash and cash equivalents at the end of the year	$ 9,575	$ 50,086	$ 47,799

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$ 140	$ 25	$ 207

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

AudioCodes Ltd. and its wholly owned subsidiary AudioCodes Inc. (together "the Company") design, develop and market technologies and products for enabling the transmission of voice data voice over IP gateways and ATM access devices over packet networks. The Company's products are designed to enable customers to build packet voice networking equipment that provides comparable communication quality to that of the traditional telephone networks.

b.

In 2000 and 2001, one major customer generated 29% and 32% of the Company's revenues, respectively. In 2002, this customer generated 1% of the Company's revenues.

c.

The Company is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

d.

In 2001 and 2002, the Company wrote-off and wrote-down excess inventory in a total amount of $ 6,185 and $ 1,684, respectively. The total amount was recorded in cost of revenues in the statements of operations.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in U.S. dollars:

A majority of the revenues of the Company is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.

Short-term bank deposits:

Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. The short-term bank deposits are in U.S. dollars and bear an average annual interest of 1.6%.

f.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "average cost" method.

Finished products - on the basis of direct manufacturing costs.

The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items (see Note 1d).

g.

Investment in a company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”). As of December 31, 2002, based on management's most recent analyses, no impairment losses have been identified (see Note 4).

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.

Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets. In accordance with Statement of Financial Accounting Standard No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

i.

Revenue recognition:

The Company generates its revenues from the sale of products, technology development contracts and royalties earned from technology licensing. The Company sells its products through a direct sales force and sales representatives. The Company's products are generally a bundled hardware and software solution that is delivered together to original equipment manufacturers (OEMs) of a variety of telecommunications and networking products who are considered end users.

Revenues from products are recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable. The Company has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Company maintains a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48 "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). The provision was deducted from revenues, and amounted to $ 357 and $ 272 for the years ended December 31, 2001 and 2002, respectively.

Revenues from technology development contracts are recognized upon completion of milestones as set forth in a specific contract. Royalties earned from technology licensing are recognized as payments become due from customers, provided that all other revenue recognition criteria have been met. The Company receives quarterly reports which indicate the amount of revenues earned in the period.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.

Warranty costs:

The Company generally provides a warranty of 12 months, at no extra charge. Provisions are made at the time revenues are recognized for estimated material warranty costs based on the Company’s past experience. The provision for warranty costs amounted to $ 194 as of December 31, 2001 and 2002. Warranty costs for the years ended December 31, 2000, 2001 and 2002, amounted to $ 130, $ 168 and $ 183, respectively.

k.

Research and development costs:

Research and development costs charged to expenses as incurred.

l.

Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s short-term bank deposits are financially sound and, accordingly, minimal credit risk exists with respect to these short-term bank deposits.

The trade receivables of the Company are derived from sales to customers located primarily in the United States, the Far East, Israel and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

n.

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss), since they would have an anti-dilutive effect, were 387,625, 6,064,305 and 6,869,166 for the years ended December 31, 2000, 2001 and 2002, respectively.

o.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans.  Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under SFAS No. 123 "Accounting For Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) and has been determined as if the Company has accounted for its employee options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6%, 3.5% and 1.5%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.207, 1.304 and 0.517, respectively, and a weighted average expected life of the options of seven years for each year. The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

December 31,
	2000	2001	2002

Net income (loss) as reported	$ 26,679	$ (13,273)	$ (13,857)
Add: stock based compensation expenses included In reported net income (loss)	$ 191	$ 363	$ 161
Deduct: total stock-based compensation expenses determined to be under the fair value based method For all awards	$ (22,178)	$ (22,308)	$ (12,794)
Pro forma net income (loss)	$ 4,692	$ (35,944)	$ (26,490)
Basic earning (loss) per share, as reported	$ 0.68	$ (0.34)	$ (0.36)
Pro forma basic earnings (loss) per share	$ 0.12	$ (0.91)	$ (0.68)
Diluted earnings (loss) per share, as reported	$ 0.62	$ (0.34)	$ (0.36)
Pro forma diluted earnings (loss) per share	$ 0.11	$ (0.91)	$ (0.68)

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.

Severance pay:

The Company's liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 604, $ 997 and $ 878, respectively.

q.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002, amounted to $ 259, $296 and $ 154, respectively.

r.

Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable and foreign currency contracts approximate their fair value due to the short-term maturity of such instruments.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.

Derivative investments:

Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Company uses derivative instruments to manage exposures to foreign currency, primarily payments denominated in NIS. The Company objectives for holding derivatives are to minimize these risks.

t.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

u.

Impact of recently issued accounting standards:

In June 2002, the FASB issued SFAS No.146,"Accounting for Costs Associated with Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on our results of operations or financial position.

NOTE 3:-

INVENTORIES

	December 31,
	2001	2002

Raw materials	$ 4,771	$ 2,714
Finished products	1,765	1,963

	$ 6,536	$ 4,677

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-

INVESTMENT IN A COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company ("unrelated company"). Under this agreement, the Company purchased in two equal installments, Preferred shares for a total consideration of $ 1,200. The first installment was paid in December 2000 and the second installment was paid in June 2001.

The Preferred shares have a preference in liquidation and are convertible at the holders option or upon an IPO into Ordinary shares and on weighted average ratchet basis.

In 2001, as a result of assessing the recoverability of the carrying amount of the investment, the Company’s management decided to write down $ 750 of this investment, based on market conditions. The impairment has been recorded in other expenses.

In 2002, the Company invested $ 149 in the unrelated company.

As of December 31, 2002, the Company holds 10.2% of the unrelated company’s share capital.

On January 1, 2003, the Company entered into an additional investment agreement with the unrelated company according to which it agreed to invest an additional amount of $ 310 in two installments of $ 116 and $ 194 in January 2003 and in April 2003, respectively. The Company may decide not to invest the second installment as provided by the terms of the additional investment agreement.

NOTE 5:-

PROPERTY AND EQUIPMENT, NET

	December 31,
	2001	2002
Cost:
Computers and peripheral equipment	$ 5,571	$ 7,576
Office furniture and equipment	1,651	1,696
Motor vehicles	111	111
Leasehold improvements	1,042	1,128

	8,375	10,511
Accumulated depreciation:
Computers and peripheral equipment	2,636	4,510
Office furniture and equipment	372	457
Motor vehicles	69	86
Leasehold improvements	294	391

	3,371	5,444

Depreciated cost	$ 5,004	$ 5,067

Depreciation expenses amounted to $ 926, $ 1,572 and $ 2,073 for the years ended December 31, 2000, 2001 and 2002, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-

OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002

Employees and payroll accruals	$ 3,623	$ 3,358
Technology licensing fee provision	7,878	5,253
Government authorities	566	889
Customer advances	14	106
Accrued expenses	1,023	1,358
Warranty	194	194
Other	16	22

	$ 13,314	$ 11,180

NOTE 7:-

DERIVATIVE INSTRUMENTS

During 2002, the Company entered into forward contracts to hedge a portion of the anticipated NIS payments for periods of one to six months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses. The effective portion of the hedged instruments is included in operating expenses in the statement of operations.

During the year ended December 31, 2002, the Company recognized a net loss of $ 18 related to the effective portion of the forward hedging contracts on payments in NIS.

As of December 31, 2002, the Company expected to reclassify $ 72 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

The Company's facilities are rented under several rental agreements in Israel and U.S. for periods ending in 2014.

The Company has leased various motor vehicles under operating lease agreements. These leases will expire in fiscal year 2005.

Future minimum rental and lease commitments under non-cancelable leases for the years ended December 31, are as follows:

2003	$ 3,176
2004	2,787
2005	2,144
2006	1,737
2007-2014	10,008

$ 19,852

Rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 1,000, $ 1,652 and $ 1,713 respectively. Motor vehicle leasing expenses for the years ended December 31, 2000, 2001 and 2002, were $ 613, $ 1,034 and $ 1,168 respectively.

b.

Royalty commitments:

The Company entered into a patent license agreement with a third party. Under the agreement, the Company agreed to pay the third party quarterly royalty fees until 2008, based on 0.9%-0.75% of the Company's revenues .

c.

In January 2002, the Company entered into an agreement with a third party. The costs in 2002 were approximately $ 1,776. In the second half of 2002, upon delivery after successfully passing acceptance tests, a success fee of approximately $ 751 was paid to that third party. A second success fee in an amount up to $ 3,000 is to be paid to that third party, based on the Company’s sales of the product extensions that the third party develops for the Company. The second success fee will be paid at the earliest to occur of either the Company’s sales of those product extensions reaching $ 3,000 or about March 2004. The Company is entitled to pay the success fee by issuance of its shares or in cash or a combination thereof.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

TAXES ON INCOME

a.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of AudioCodes Ltd. are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

Under Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". In previous years the Company elected to measure its results for tax purposes on the basis of the changes in the Israeli CPI. Since January 1, 2003, the Company elected to measure its income based on the changes in the exchange rate of the U.S. dollar.

b.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

AudioCodes Ltd. production facilities have been granted the status of an "Approved Enterprise" in accordance with the law under four separate investment programs which were approved in October 1993, January 1996, March 1999 and February, 2002. The Company is also a "foreign investors' Company", as defined by that law and, as such, is entitled to a ten-year period of benefit and to an additional reduction in tax rates of 10% to 25% (based on the percentage of foreign ownership in each taxable year).

According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of Government grants in return for a tax exemption. Income derived from the first program was tax-exempt for the two-year period ended December 31, 1999 and is eligible for a reduced tax rate of 10% to 25% for the eight year period ending December 31, 2007.

Income derived from the second "Approved Enterprise" program will be tax-exempt for a period of four years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of six years. The benefit period will commence when the Company realizes taxable income from this enterprise.

Income derived from the third and fourth "Approved Enterprise" programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon AudioCodes Ltd. fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and AudioCodes Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $ 540 in tax-exempt income earned by AudioCodes Ltd. "Approved Enterprise".

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, AudioCodes Ltd. will be required to pay tax at the rate of 25% on the amount distributed and an income tax liability would be incurred of approximately $ 135 as of December 31, 2002.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to AudioCodes' Ltd. "Approved Enterprise".

The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years. If AudioCodes Ltd. derives income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

c.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

d.

Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

AudioCodes Ltd. currently qualifies as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

e.

Net operating losses carryforwards:

AudioCodes Ltd. has accumulated losses for tax purposes as of December 31, 2002, in the amount of approximately $ 75 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

NOTE 9:-

TAXES ON INCOME (Cont.)

Through December 31, 2002, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $ 24 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2021, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

f.

A reconciliation between the theoretical tax expense (income), assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the consolidated statements of operations, is as follows:

	Year ended December 31,
	2000	2001	2002
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ 27,117	$ (13,273)	$ (13,857)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax expense (income) calculated at the statutory rate	$ 9,762	$ (4,778)	$ (4,989)
Tax adjustments in respect of inflation in Israel	(75)	(7)	31
Issuance expenses and tax exempt interest income for which valuation allowance was provided	(4,474)	(2,528)	(3,980)
Effect of "Approved Enterprise" status and losses for which valuation allowance was provided, net	(5,399)	6,626	7,180
Items for which valuation allowance was provided	515	510	1,629
Other non-deductible expenses	109	177	129

Income tax expense	$ 438	$ -	$ -

g.

Income (loss) before taxes consists of the following:

Domestic	$ 26,462	$ (8,665)	$ (8,446)
Foreign	655	(4,608)	(5,411)

	$ 27,117	$ (13,273)	$ (13,857)

h.

Taxes on income consist of the following:

Current taxes	$ 438	$ -	$ -

Domestic	$ 438	$ -	$ -
Foreign	-	-	-

	$ 438	$ -	$ -

NOTE 9:-

TAXES ON INCOME (Cont.)

i.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2001	2002

Deferred tax assets:
Reserves and allowances	$ 510	$ 1,629
Net operating loss carryforwards	34,572	35,362

Net deferred tax assets before valuation allowance	35,082	36,991
Valuation allowance	(35,082)	(36,991)

Net deferred tax assets	$ -	$ -

As of December 31, 2002, the Company has provided valuation allowances in respect of  deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-

RELATED PARTIES

The following transactions and balances with DSP Group, Inc., which held 11.94% of the Company's shares as of December 31, 2002, are included in the financial statements as follows:

Year ended December 31,
	2000	2001	2002

Revenues from technology development and other	$ 1,040	$ 319	$ 209

Purchases of raw materials	$ 1,500	$ 646	$ 19

Payables at December 31	$ 104	$ 100	$ -

In 1994, the Company entered into a development and licensing agreement with DSP Group Inc. which was amended in 1999. Under the agreement, the Company performed certain research and development services for the DSP Group Inc. Upon development of the technology, DSP Group Inc. paid a service fee and additional royalty fees based upon the net revenues and the gross margin realized from the sale of the technology incorporated in DSP Group Inc. products. The Company received royalties in the amount of $ 810, $ 319 and $ 209 in 2000, 2001 and 2002, respectively.

In October 1999, the Company entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group Inc., and third party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2002, the Company had not received any royalties.

NOTE 11:-

SHARE CAPITAL

a.

General:

1.

On October 6, 2000, the Company's board of directors approved a two-for-one stock split effected as a stock dividend ("the stock split").

All share, per share, option and warrant data have been retroactively adjusted for all periods presented, to reflect the stock split.

2.

In January 2001 and in April 28, 2002, the Company's Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2002, the Company had purchased 3,853,939 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.88.

3.

The Company's shares are listed for trade on the Nasdaq National Market. In addition, in October 2001, the Company's shares were listed for trade on the Tel-Aviv Stock Exchange.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

b.

The Ordinary shares entitle their holders to the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends and a share dividend if declared.

c.

Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share are exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments commencing one year from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2002, 44,000 warrants are outstanding and 36,500 warrants are exercisable at a weighted average exercise price of $ 18.00.

d.

Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("the Purchase Plan"), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on July 31, and January 31. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During 2001 and 2002, 32,608 and 226,799 shares, respectively were issued under the Purchase Plan for aggregate consideration of $ 139 and $ 607, respectively.

e.

Employee Stock Options Plans:

Under the Company's 1997 and 1999 Stock Option Plans ("the Plans"), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Company.

The total number of shares authorized for grant of options under the Plans is 11,814,574. As of December 31, 2002, 1,882,096 shares are still available for future option grants.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant, and are subject to termination of employment. The options generally vest over four or five years, commencing one year from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

A summary of the Company's stock option activity and related information for the years ended December 31, 2000, 2001 and 2002, is as follows:

	2000		2001		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$

Outstanding at the beginning of the year	4,886,654	4.52	5,536,080	13.21	7,042,392	9.50
Granted	2,298,900	24.28	3,140,146	5.37	1,376,289	2.69
Forfeited	(118,500)	20.05	(876,534)	25.14	(1,021,593)	11.07
Exercised	(1,530,974)	1.58	(757,300)	0.92	(195,000)	0.76

Outstanding at the end of the year	5,536,080	13.21	7,042,392	9.50	7,202,088	8.21

Options exercisable at the end of the year	1,088,280	3.84	1,709,664	9.47	3,181,218	9.27

The options outstanding as of December 31, 2002, have been separated into exercise price, as follows:

Ranges of exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options
$		(years)	$		$

0.61	292,820	4.28	0.61	292,820	0.61
1.1 – 1.84	723,900	6.55	1.36	560,300	1.23
2 – 2.75	1,339,708	9.46	2.44	131,077	2.59
3 – 3.9	155,000	9.38	3.18	2,500	3.04
4 – 4.9	1,184,134	8.92	4.22	316,137	4.35
5.58 – 10	2,492,626	7.64	8.07	1,314,329	8.14
14 – 20.38	124,500	6.93	18.68	79,855	18.73
25.5 – 36.53	845,400	7.31	29.4	462,200	29.44
50.5	44,000	7.49	50.5	22,000	50.5

	7,202,088		8.21	3,181,218	9.27

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 191, $ 363 and $161 were recognized during the years ended December 2000, 2001 and 2002, respectively.

Options granted to employees in 2000, 2001 and 2002, have an exercise price equal to the fair market value of the stock at the grant date. The weighted average fair values of the options granted during 2000, 2001 and 2002 respectively were $ 22.01, $ 4.97 and $ 1.66, respectively.

f.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 12:-

SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. (See Note 1 for a brief description of the Company's businesses). The data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The total revenues are attributed to geographic information based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002 and long-lived assets as of December 31, 2000, 2001 and 2002.

	2000		2001		2002
	Total	Long- lived	Total	Long- lived	Total	Long- Lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$ 10,135	$ 2,810	$ 5,873	$ 4,489	$ 3,227	$ 4,694
U.S.A.	44,576	518	19,845	515	10,864	373
Europe	9,055	-	3,516	-	2,919	-
Far East	7,733	-	6,405	-	10,179	-
Other	299	-	95	-	-	-

	$ 71,798	$ 3,328	$ 35,734	$ 5,004	$ 27,189	$ 5,067

b.

For major customers data as a percentage of total revenues, see Note 1b.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-

FINANCIAL INCOME, NET

	Year ended December 31,
	2000	2001	2002
Financial expenses:
Foreign currency translation differences	$ (28)	$ -	$ -
Interest and other	(78)	(225)	(139)

	(106)	(225)	(139)
Financial income:
Foreign currency translation differences	-	67	236
Interest and others	8,163	6,546	2,526

	8,163	6,613	2,762

	$ 8,057	$ 6,388	$ 2,623

NOTE 14:-

NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the calculation of basic and diluted net earnings (losses) per share:
	Year ended December 31,
	2000	2001	2002
Numerator:
Net income (loss) to shareholders of Ordinary shares	$ 26,679	$ (13,273)	$ (13,857)

Numerator for diluted net earnings (loss) per share-income available to shareholders of Ordinary shares	$ 26,679	$ (13,273)	$ (13,857)

	Year ended December 31,
	2000	2001	2002
	Number of shares in thousands

Denominator:

Denominator for basic net earnings (loss) per share - weighted average shares	39,273	39,591	38,518
Effect of dilutive securities:
Warrants to consultants	29	*) -	*) -
Employee stock options	3,749	*) -	*) -

Denominator for diluted and net earnings (loss) per share - adjusted weighted average shares and assumed options, and warrants exercises	43,051	39,591	38,518

*)

Anti-dilutive - as of December 31, 2001 and 2002 the warrants to consultants and the Employee Stock Option, were not included in the computation of diluted net losses per share, because the effect would have been anti-dilutive.

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